PRESS RELEASE

                                                                Exhibit (d)(8)


                     CABLEVISION INVESTMENT OF DETROIT
                         ANNOUNCES PLAN OF MERGER


     Cablevision Investment of Detroit, Inc. ("CID") announced today that, on January 10, 1996, CID Transaction Co. ("CTC") adopted a plan of merger pursuant to which CTC will merge into CID. CTC is a wholly-owned subsidiary of Comcast Cablevision of Taylor, Inc., which owns approximately 96.5% of the stock of CID.

     Under the plan of merger, the public shareholders of CID will receive $27.54 in cash for each share of common stock of CID they own and CID will become a 100%-owned subsidiary of Comcast Cablevision of Taylor, Inc. CID is a 10% general partner of the partnership which owns and operates a cable television system serving the City of Detroit, Michigan (the "Partnership").
On December 22, 1994, Mr. Barden received $23.52 per share on an equivalent per share basis for his interest in the Partnership, as well as his one-third interest in a management company, no part of which is owned by CID.

     John R. Alchin, Senior Vice President and Treasurer of CID, stated that Comcast Cablevision of Taylor, Inc. and CTC will soon file the required documents with the Securities and Exchange Commission and will mail detailed information and instructions concerning the merger to its public shareholders as soon as the Securities and Exchange Commission has reviewed the filed documents. The merger will be concluded following the mailing to shareholders.

     CONTACT: William Dordelman 215-981-7550 or Marlene Dooner 215-981-7392.